U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                                   SOTHEBY'S
___________________________________________________________________________

2.  Name of the person relying on exemption:

                             CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON,DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


                             CTW INVESTMENT GROUP

April 12, 2012

Dear Fellow Sotheby's shareholder:

AT SOTHEBY'S MAY 8, 2012 ANNUAL MEETING, WE URGE YOU TO VOTE NO ON THE RE-ELECTION OF MICHAEL I. SOVERN, ALLEN QUESTROM, AND DIANA L. TAYLOR, the incumbent members of the Nominating and Governance Committee up for re-election. The board's failure to take decisive action and break with James Murdoch in the face of investor demands, a persistent stream of negative news flow from the UK hacking scandal and resulting mounting reputational risk to Sotheby's are only the symptoms of the underlying problem - a flawed nomination process that fails to identify and recruit credible, outside directors. In fact, little has changed in this regard since the elimination of the dual class voting structure seven years ago, with four of the last six nominees handpicked by the CEO, and the latest appointee, Steven B. Dodge, a former director dating back to the company's former controlled status. By voting against incumbent members of the Nomination and Governance committee, shareholders can send a strong message: rather than rubber-stamping management's candidates, the committee needs to perform its responsibilities and obligations and undertake a thorough search for a new crop of independent directors with the assistance of an outside search firm.

The CtW Investment Group works with pension funds sponsored by unions affiliated with Change to Win, which collectively hold $200 billion in assets. Since many of these funds own Sotheby's through index funds and are unable to sell regardless of board or management concerns, robust governance and director accountability are paramount. Troubled by the concerns being raised over James Murdoch's judgment, oversight and conduct at News Corp. in the wake of the phone hacking scandal at the News of the World, the CtW Investment Group last fall started calling on the Sotheby's Nominating and Governance Committee to take decisive action and break with James Murdoch.

THE JAMES MURDOCH DEBACLE

Despite a clear basis for action in its corporate governance guidelines and the repeated urging from investors, Sotheby's directors were passive bystanders to a slow motion train wreck, leaving it up to James Murdoch to voluntarily step down on the eve of the proxy statement's publication. As early as late summer 2011, it should have been obvious that his position on the board was untenable given widespread concern for his ethical conduct, integrity and business judgment - key director attributes outlined in Sotheby's governance guidelines - in handling the phone hacking scandal at the News of the World. Alleged inconsistencies in his testimony before a British Parliamentary Committee investigating the matter had sent his credibility into free fall. Lord Myners, an authority on UK corporate governance and the former chairman of Marks & Spencer plc, told the British House of Lords in mid-July there were sufficient doubts about his business judgment that he should resign from BSkyB. Sir Christopher Bland, former Chairman of the BBC and BT Group plc, echoed these concerns in The Financial Times, writing that "James Murdoch's 'willful blindness' showed at best a lack of curiosity, and at worst a failure to ask questions, for fear of hearing unacceptable answers."

Yet the board continued, even after his historic rejection by outside shareholders at News Corp., where 75% of independent shareholders voted against his re-election to the board, to insist on calling James Murdoch a "valued member of the board," unnecessarily exposing Sotheby's to

        1900 L Street NW, Suite 900 Washington, DC 20036   202-721-6060
                          www.ctwinvestmentgroup.com

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months of negative media attention. Despite repeated calls from the CtW
Investment Group, widespread media commentary on his increasingly tenuous position at GlaxoSmithKline, Sotheby's, and his eventual departure from the former and resignation from the latter, our board took no action. It is perhaps instructive to note that James Murdoch was recommended to the board by John Angelo, whose son, Jesse Angelo, is a childhood friend of James Murdoch and editor-in-chief of New Corp.'s "tablet tabloid" The Daily.

There is an unwelcome sense of deja vu for shareholders in the board's handling of James Murdoch. Eight years ago, despite the specter of civil fraud charges hanging over him for months, Conrad Black was allowed to step down on his own accord from Sotheby's board, the last of his outside directorships, at the AGM. In both cases, the board appears to have shown deference and loyalty to these directors, and not to shareholders. Conrad Black later served three years in federal prison for fraud and other charges relating to is media empire, Hollinger International. Unfortunately, this experience highlights that the James Murdoch saga is only a symptom of a broken nominating and evaluation system, rather than an isolated event.

A BROKEN NOMINATION SYSTEM

The quality of independent oversight on a board is, in many respects, only as good as the independence and rigor of the underlying nomination process; this is the Achilles heel of Sotheby's governance. The identification and recruitment of qualified candidates retains the trappings of the company's previous controlled status and betrays the influence of insiders in selecting new members. Leaving aside the peculiarities behind James Murdoch's appointment, the last four new recruits to the board - Daniel Meyer (appointed
2011), Marsha Simms (2011), John Angelo (2007) and Diana Taylor (2007) - were all initially recommended for consideration by the CEO. The result is essentially the same selection process under which longer serving directors were first appointed prior to the elimination of the dual class stock structure and the controlling interest of the Taubman family. Clearly, old habits die hard. The decision to nominate a former director, Steven B. Dodge (2000 - 2007), to fill a current vacancy simply underscores the dysfunction of the current process.


                      Sotheby's Broken Nomination Process

Name                Age  Director  Nominating  Nomination Concern
                         Since     Committee
                                   Member

John M. Angelo      70   2007                  Recommended by CEO


Michael Blakenham   74   1987                  Has served on the board for 23
                                               years; appointed as a director
                                               while the company was private
                                               and under the control of the
                                               Taubman family.

Steven B. Dodge     66   Nominee               Former director serving on the
                                               board from 2000-2007.
                                               Nominated to replace James
                                               Murdoch following his recent
                                               resignation.

The Duke of
Devonshire          67   1994                  Has served on the board for 18
                                               years; appointed as a director
                                               while the company was under
                                               the control of the Taubman
                                               family.

Daniel Meyer        54   2011                  Was recommended by CEO

ALLEN QUESTROM      72   2005     YES          WAS APPOINTED AS A DIRECTOR IN
                                               DECEMBER 2004.

______________________________________________________________________________

          This is not a solicitation of authority to vote your proxy.
          Do not send us your proxy cards as it will not be accepted.


                                                                             3

Name                Age  Director  Nominating  Nomination Concern
                         Since     Committee
                                   Member

William F. Ruprecht 56   2000                  CEO since February 2000.  He
                                               joined Sotheby's in 1986 as a
                                               Director of Marketing.

Marsha E. Simms     59   2011                  Ms. Simms was recommended to
                                               the committee as a result of
                                               senior management's
                                               familiarity with her as legal
                                               counsel to the company for
                                               corporate financing
                                               transactions over many years.

MICHAEL I. SOVERN   80   2000      YES (CHAIR) HAS SERVED AS CHAIRMAN OF THE
                                               BOARD FOR 12 YEARS; APPOINTED
                                               AS A DIRECTOR WHILE THE COMPANY
                                               WAS UNDER THE CONTROL OF THE
                                               TAUBMAN FAMILY.

Robert S. Taubman   58   2000                  Son of former Executive
                                               Chairman Alfred Taubman who was
                                               imprisoned in 2002 for anti-
                                               trust violations following a
                                               price-fixing scandal.

DIANA L. TAYLOR     57   2007      YES         RECOMMENDED BY CEO


Dennis M. Weibling  60   2006                  Recommended by Mr. Dodge to the
                                               Board.  Messrs. Dodge and
                                               Weibling had jointly served on
                                               Sprint Nextel earlier in the
                                               decade.

**James Murdoch     39   2010      Yes         Appointed because of friendship
                                               with fellow director, Mr.
                                               Angelo; Murdoch resigned on
                                               March 14, 2012.


THE RISK TO INVESTORS

Sotheby's may occupy a niche of the specialty retail industry, but with close to a billion dollars in revenue and $2.5 billion in market capitalization, just like any other major public company, we believe that it needs to be overseen by critical mass of outside directors recruited in an objective, independent manner. In fact, this is even more critical at Sotheby's in light of the notorious price fixing scandal a decade ago that resulted in anti-trust convictions for former Chairman Alfred Taubman and former CEO Diana Brooks and hundreds of millions of dollars in fines and settlement costs.

RECOMMENDATION: VOTE "NO" ON DIRECTORS MICHAEL I. SOVERN, ALLEN QUESTROM, AND DIANA L. TAYLOR

We urge you to join us in opposing the re-election of directors MICHAEL I. SOVERN, ALLEN QUESTROM, AND DIANA L. TAYLOR, the incumbent members of the Nomination and Governance Committee, at Sotheby's May 8, 2012 annual meeting. In light of the breakdown in the nominating process, we are also asking Sotheby's to retain the services of a search firm to identify qualified independent candidates to the board.

Sincerely,


Richard W. Clayton III
Research Director

______________________________________________________________________________

          This is not a solicitation of authority to vote your proxy. Do not send us your proxy cards as it will not be accepted.